UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                       Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by NetSuite Inc., a Delaware corporation (“NetSuite”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of NetSuite’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 6. Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the table set forth in Item 6:

Name	Date of Transaction	Number of Shares	Price per Shares ($)	Nature of Transaction
Edward Zander	8/25/2016	6,375	0.00	Charitable gift
Marc Huffman	9/6/2016	1,532	108.8954	Sale pursuant to 10b5-1 plan
Ronald Gill	9/6/2016	2,683	108.8958	Sale pursuant to 10b5-1 plan
James McGeever	9/6/2016	5,504	108.8956	Sale pursuant to 10b5-1 plan
Douglas Solomon	9/6/2016	1,463	108.8959	Sale pursuant to 10b5-1 plan
Michael Forman	9/7/2016	541	109.3047	Sale pursuant to 10b5-1 plan
Michael Forman	9/12/2016	357	109.39	Sale pursuant to 10b5-1 plan
Evan Goldberg	9/7/2016	3,061	109.3022	Sale pursuant to 10b5-1 plan
Evan Goldberg	9/15/2016	20,000	109.7724	Sale pursuant to 10b5-1 plan

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second paragraph under the caption “Regulatory Approvals—Foreign Antitrust Laws.”

“On September 26, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ Zachary Nelson
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	September 27, 2016